PARLAY INC.

REPORT ON AUDIT

December 31, 2021

John F. Coggin, CPA PLLC
Certified Public Accountant

Parlay Inc.

Table of Contents

John F. Coggin CPA PLLC
3300 E Walnut St. Ste B
Pearland, TX 77581

Parlay Inc.
Aguanga, CA

CONSENT OF THE INDEPENDENT AUDITOR

John F. Coggin, CPA PLLC consents to the use of the audit report, as it may be amended, in the Franchise Disclosure Document dated January 31, 2022. The audit report was issued to Parlay Inc. ("Franchisor") for the year ended December 31, 2021 relating to the financial statements of the Franchisor for the period ending December 31, 2021.

Sincerely,

John F. Coggin, CPA PLLC
January 31, 2022

John F. Coggin CPA PLLC
3300 E Walnut St. Ste B
Pearland, TX 77581

INDEPENDENT AUDITOR'S REPORT

To the Members and Officers
of Parlay Inc.
Aguanga, CA

Opinion

We have audited the accompanying financial statements of Parlay Inc. (a Texas Limited Liability Company), which comprise the balance sheets as of December 31, 2021, and the related statements of income, member's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parlay Inc. as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Parlay Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Parlay Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting

from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Parlay Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Parlay Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

John F. Coggin, CPA PLLC

Pearland, Tx.

January 31, 2022

PARLAY INC.
BALANCE SHEET
December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets		
Checking/Savings	$ 71	$ -
Total Current Assets	71	0
Other Assets/Investments		
Investment DRM Ventures (100%)	2,200,000	2,200,000
TOTAL ASSETS	**2,200,071**	**2,200,000**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities	-	-
Long Term Liabilities	-	-
Total Liabilities	0	0
Owners' Equity		
Common Stock, 1,000,000 Shares Authorized, 235,250 Share Issued and 235,250 Shares Outstanding	2,352,500	2,352,500
Paid in Capital	150,000	
Retained Earnings	(302,429)	(152,500)
Total Equity	2,200,071	2,200,000
TOTAL LIABILITIES & EQUITY	**2,200,071**	**2,200,000**

The attached notes are an integral part of these financial statements

PARLAY INC.

INCOME STATMENT

For the period ended December 31, 2021 and 2020

	2021	2020
Income		
Revenue	$ -	$ -
Expense		
Advertising and Promotion	3,706	-
Automobile Expense	139	-
Bank fees	21	3
Consulting Fees	132,475	152,497
Dues and Subscriptions	3,395	-
Entertainment	541	-
Legal and Professional Fees	1,201	-
Meal Expenses	470	-
Office Expenses	967	-
Parking and Tolls	96	-
Supplies	220	-
Trade Show Expense	5,323	-
Travel Expense	1,376	-
Total Expense	149,929	152,500
Net Loss	(149,929)	(152,500)

The attached notes are an integral part of these financial statements

PARLAY INC.
Statement of Cash Flows
For the Year Ended December 31, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities		
Net Loss	$ (149,929)	$ (152,500)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:	0	0
Loans from Members		
Increase in Formation Costs	0	0
Net Cash Provided by (Used in) Operating Activities	(149,929)	(152,500)
Net Cash Provided by (Used in) Investing Activities		
Cash Flows from Financing Activities		
Paid in Capital	150,000	152,500
Net Cash Provided by Loans (Used in) Financing Activities-Stock Sale	150,000	152,500
Net Increase (Decrease) in Cash and Cash Equivalents	71	0
Cash and Cash Equivalents, beginning of year	0	0
Cash and Cash Equivalents, end of year	71	0
Supplemental Disclosure of Cash Flow Information		
Cash Paid for Interest	0	0
Cash Paid for Taxes	0	0

The attached notes are an integral part of these financial statements

PARLAY INC.
Statement of Cash Flows
For the Year Ended December 31, 2021 and 2020

		2021 Stock	2021 Loss	12/31/2021
Beg Balance	2,200,000			2,200,000
Paid in Capital		150,000		150,000
Net Loss			(149,929)	(149,929)
Ending Balance		**150,000**	**(149,929)**	**2,200,071**

	12/31/2019	2020 Stock	2020 Loss	12/31/2020
Beg Balance	-			
Stock Purchase		152,500		152,500
Stock for Investment		2,200,000		2,200,000
Net Loss			(152,500)	(152,500)
Ending Balance		**2,352,500**	**(152,500)**	**2,200,000**

1 – NATURE OF ORGANIZATION

Parlay Inc. (The "Company") presently serves as the Franchisor for the Parlay Café concept, which combines an upscale coffee shop with a shared workspace lounge for members. The Company was organized and has been in existence since February 3, 2020. The Company is to be managed by managers.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The Company maintains it books and records, and corresponding financial statements, on the accrual method of accounting in compliance with generally accepted accounting principles recognized in the United States of America.

REVENUE RECOGNITION

Initial franchise fees will be recorded as income when the company provides substantially all the initial services agreed upon in the franchise agreement or when the franchise has commenced operations, whichever comes first. If the fee is received over a period of time and the Company has no reasonable basis for estimating the collectability of the fee, the Company will use the installment method of recognition of the initial fee as revenue.

Monthly royalty fees will be recognized when paid by the franchisees.

CASH AND CASH EQUIVALENTS

Cash equivalents are short term, interest bearing, highly liquid investments with original maturities of three months or less, unless the investments are held for meeting restrictions of a capital nature. Also, certificates of deposit are considered a current asset as they can be converted immediately into cash despite a penalty for early withdrawal.

BALANCE SHEET CLASSIFICATIONS

A one-year time period is used in classifying all current assets and liabilities.

PROGRAMS

The Company offers its clients the complete range of professional consulting services for the formation of Franchise operations.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject The Company to credit risk include cash on deposit with a financial institution if they exceed $250,000, the FDIC insured limits.

ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness.Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. It is reasonably possible that changes may occur in the near term that would affect management's estimates with respect to these estimates. Estimates include the stability in the marketplace, availability of Franchise operations and continued favorable economic conditions.

CONCENTRATIONS

There are concentrations on revenue for the Company. The Company is located in California and is accordingly impacted by the economic environment.

CONTRACT ASSET AND CONTRACT LIABILITY DISCLOSURES

Contract assets — Contract assets include unbilled amounts typically resulting from sales under contracts when revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer. The amounts may not exceed their estimated net realizable value. Contract assets are classified as current based on our contract operating cycle.

Contract liabilities — Contract liabilities (formerly referred to as customer advances and amounts in excess of costs incurred) include advance payments and billings in excess of revenue recognized. Contract liabilities are classified as current based on our contract operating cycle and reported on a contract-by-contract basis, net of revenue recognized, at the end of each reporting period.

REVENUE RECOGNITION

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration The Company expect to receive in exchange for those products or services. The Company enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

SIGNIFICANT JUDGMENTS

Judgment is required to determine the Stand-alone Selling Prices (SSP) for each distinct performance obligation. The Company use a single amount to estimate SSP for items that are not sold separately.

In instances where SSP is not directly observable, such as when The Company do not sell the product or service separately, The Company determine the SSP using information that may include market conditions and other observable inputs.

PRACTICAL EXPEDIENT

The FASB issued ASU 2021-02, which allows a franchisor that is not a public business entity ("private-company franchisor") to use a practical expedient when identifying performance obligations in its contracts with customers (i.e., franchisees) under ASC 606. When using the practical expedient, a private-company franchisor that has entered into a franchise agreement would treat certain preopening services provided to its franchisee as distinct from the franchise license. Under legacy industry guidance in ASC 952-605-25-1, the initial franchise fee is generally recognized "when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor" (typically, upon the opening of the franchise location). ASU 2021-02 adds a new Codification subtopic, ASC 952-606, to provide a practical expedient that allows a private-company franchisor that has entered into a franchise agreement to treat certain preopening services provided to a franchisee as distinct from the franchise license. Those preopening services consist of the following activities:

- "Assistance in the selection of a site."
- "Assistance in obtaining facilities and preparing the facilities for their intended use, including related financing, architectural, and engineering services, and lease negotiation."
- "Training of the franchisee's personnel or the franchisee."
- "Preparation and distribution of manuals and similar material concerning operations, administration, and record keeping."
- "Bookkeeping, information technology, and advisory services, including setting up the franchisee's records and advising the franchisee about income, real estate, and other taxes or about regulations affecting the franchisee's business."
- "Inspection, testing, and other quality control programs."

If a private-company franchisor applies the practical expedient, it must disclose that fact. In addition, a private-company franchisor that applies the practical expedient must make a policy election to either (1) apply the guidance in ASC 606 to determine whether the preopening services that are subject to the practical expedient are distinct from one another or (2) account for those preopening services as a single performance obligation. A private-company franchisor that elects to account for those preopening services as a single performance obligation is required to disclose this accounting policy. Further, an entity that applies the guidance in ASU 2021-02 should apply it consistently to contracts with similar characteristics and in similar circumstances. Required to apply (1) identifying other performance obligations (e.g. equipment sales) (2) determining the stand-alone selling prices of the performance obligations, (3) allocating the transaction price to the performance obligations, and (4) determining the timing of revenue recognition. If an entity has already adopted ASC 606, the amendments are effective for fiscal years beginning after December 15, 2020, the following transition disclosures are required in the period of adoption of the ASU:

- "The nature of the change in accounting principle, including an explanation of the newly adopted accounting principle."
- "The method of applying the change."
- "The effect of the adoption on any line item in the statement of financial position as of the beginning of the first period for which [ASU 2021-02] is applied."
- "The cumulative effect of the change on retained earnings or other components of equity in the statement of financial position as of the beginning of the first period for which [ASU 2021-02] is applied."

PROCESS

The process for achieving the core revenue recognition principle can be broken down into five steps:

1. Identify the contract with a customer.
2. Identify the performance obligations in the contract.
3. Determine the transaction price.
4. Allocate the transaction price to the performance obligations in the contract.
5. Recognize revenue when (or as) the entity satisfies the performance obligation.

PRACTICAL EXPEDIENT

A franchisor that is not as public entity may use this practical expedient to account for initial franchise fees. Initial franchise fees are typically paid by a franchisee in order to obtain certain services related to pre-opening. FASB ASC 606 requires an entity, in this case a franchisor, to determine if there are multiple performance obligations related to pre-opening. If multiple performance obligations are included in the pre-opening activities – typically this is the case – an entity would then have to determine the stand-alone selling prices of those performance obligations. The franchise industry raised questions about the cost and complexity for small franchisors in applying the guidance in FASB ASC 606. FASB ASU No. 2021-02 allows a franchisor that is not a public entity to account for pre-opening activities as a single performance obligation that is distinct from the franchise license.

3 – INCOME TAX

The Company is a Corporation formed in the State of California.

The Company reports annually to the Internal Revenue Service on form 1120S. Accordingly,

the Company is a pass thru entity, no federal taxes are reflected on the financials as such.

The Federal IRS filed returns remain open to potential examination by the IRS for a period of three years after the returns are filed. The current open year is 2021, the year of formation. Any penalties or interest resulting from Federal Taxes are reflected in other expenses.

If it is probable that an uncertain tax position will result in a material liability and the amount of the liability can be estimated, then the estimated liability is accrued. If the Company were to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax would be reported as income taxes. The Company's federal and state income tax returns are open for years including and after December 2021. As of December 31, 2021, there were no uncertain tax positions.

4 – RELATED PARTY LOAN PAYABLE

The Company presently has no related party loans.

5 – RELATED PARTY TRANSACTIONS

The Company had no related party transactions.

6 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 31, 2022, which is the date the financial statements were available to be issued. Events occurring after that date have not been evaluated to determine whether a change in the financial statements would be required.

7 – COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution on these type matters will not have a material effect on the financial condition or results of operations of the Company. Presently management is of the opinion that there are no pending legal or claim matters.

The sole shareholder personally guarantees certain contracts.

8 – EMPLOYEE BENEFIT PLANS

There are currently no employees of the Company. There are no benefit plans currently in place.

9 - MEMBERS' EQUITY

The Company is structured as a partnership. Each member owns their respective shares per the operating agreement.

10 – LEASES

The Company has no leases in place as of December 31, 2021.

11 – SUBSIDIARY FINANCIALS

For regulatory reporting purposes, the audit is for Parlay Inc. As Parlay Inc. owns 100% DRM Ventures, Inc. the consolidated financials are reflected below. The valuation of DRM Ventures, Inc. is founded upon a business valuation by an independent company, valuing DRM at $2,200,000.

Description	**Parlay Inc.**	**DRM Ventures, Inc.** UNAUDITED
Assets		
Current Assets	71	310,935
Fixed Assets	-	342,311
Other Assets	2,200,000	362,176
Total Assets	2,200,071	1,015,421
Liabilities and Equity		
Long Term Debt	-	392,116
Equity	2,200,071	623,305
Total Liabilities and Equity	2,200,071	1,015,421
Profit and Loss		
Revenue	-	950,317
Expenses	(149,929)	597,880
Net Loss	(149,929)	352,437

12– DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company estimates that the fair value of all financial instruments at December 31, 2021 are recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

13– FRANCHISE AGREEMENT

The term of the Company's franchise agreement will be as follows:

A. The Company will grant the right to use the Company name, trademark and system in the franchisee's franchise development business.
B. The franchisee is obligated to pay a non-refundable initial franchise fee.
C. The franchisee is obligated to pay a monthly royalty fee. Certain other fees are also outlined in the agreement.

14– RECENTLY ISSUED ACCOUNTING STANDARDS

REVENUE

The Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed for annual reporting periods beginning after December 15, 2019. Results for reporting periods beginning after December 15, 2019 are presented under ASC 606 while prior period amounts continue to be reported in accordance with legacy GAAP. The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

Elect not to provide specific disclosures related to the following:

- Quantitative disaggregation disclosures
- Contract balances
- Transaction price allocated to remaining performance obligations
- Information related to significant judgements
- Use of practical expedients
- Certain information related to costs incurred to obtain or fulfill a contract with a customer

Also, performance obligations disclosures components are:

- When the entity typically satisfies its performance obligations (for example, upon shipment, upon delivery, as services are rendered, or upon completion of service)
- The significant payment terms
- The nature of the goods or services
- Obligations for returns, refunds, and
- Types of warranties and related obligations

Concerning the disclosure of significant judgments, there have been no changes in judgments, that significantly affect the determination of the amount and timing of revenue from contracts with customers.

In addition, data used to determine revenue recognition are:

- the timing of the satisfaction of performance obligations, and
- the transaction price and the amounts allocated to performance obligations

An entity should disclose the election to use the practical expedient regarding the following:

- The existence of a significant financing component
- The incremental costs of obtaining a contract

Revenue has not been impacted by economic factors and are consistently recognized as stated above.

We apply a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. These costs include our internal sales force compensation program and certain partner sales incentive programs as we have determined annual compensation is commensurate with annual sales activities.

LEASES

In February 2016, the FASB issued ASU 2016-02, Leases. This updated requires lessees to recognize at the lease commencement date a lease liability which is the lessee's obligation to make lease payments arising from a lease, measured on a discounted basis, and a right of use assets, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. In June 2020, the FASB issued ASU 2020-05, which allowed certain entities that have not yet issued financial statements to defer application of the new recognition guidance by one additional year, making these changes effective for the Company for annual reporting periods beginning after December 15, 2021. The Company elected to defer application and is currently evaluating the impact of the adoption of this standard on its financial statements.